701 Ninth Street, NW Washington, DC 20068
Paul H. Barry Senior Vice President Chief Financial Officer	202 872-2211 202 331-6181 Fax phbarry@pepcoholdings.com

January 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-0404

Attention:          Jim Allegretto
Robert Babula

            Re:      PEPCO Holdings, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 1-31403

Dear Ladies and Gentlemen:

This letter is submitted by Pepco Holdings, Inc. (“PHI” or the “Company”) in response to the staff’s comment letter, dated December 31, 2007, relating to the above-referenced Form 10-K filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This response also is submitted on behalf of the Company’s subsidiary registrants, Potomac Electric Power Company (“Pepco”) and Delmarva Power & Light Company (“DPL”), to the extent the staff’s comment and this response bear on their disclosures in the above-referenced Form 10-K.  For convenience of reference, the staff’s comment is restated below in italics, followed by the Company response.

1.
We note you recorded a regulatory asset in the amount of $31 million for phase-in credits associated with programs created to mitigate the impact of significant rate increases.  Please explain to us which actual incurred costs, as that term is defined in footnote 5 to SFAS no. 71, you incurred.

Securities and Exchange Commission
January 30, 2008

In this regard, please summarize the wording of the rate order from the respective regulatory body in defining whether an incurred cost should be deferred or future billings should be accrued as revenues. Please provide to us the journal entries used to record the regulatory asset and your anticipated entries to reverse the regulatory asset. We may have further comment.

As noted in our disclosure, the phase-in credits relate to participating customers of Pepco and DPL located in both Maryland and Delaware. As of December 31, 2006, the total deferral balance for phase-in credits was $31.0 million, comprised of $29.5 million related to the Delaware program and $1.5 million related to the Maryland program. By way of update, as of December 31, 2007, the total deferred balance for phase-in credits has increased to $38.9 million, comprised of $37.2 million related to the Delaware program and $1.7 million related to the Maryland program. These amounts display that the Maryland program had an immaterial impact on our financial statements. The deferral programs related to each state, as set forth by statute or regulatory order, are summarized as follows:

Delaware Deferral Program

In April 2006, the Delaware General Assembly enacted legislation that provided for a deferral of the financial impact of the rate increases for residential and small commercial customers of DPL in Delaware through a three-step phase-in of those rate increases over a 20-month period from May 1, 2006 through January 1, 2008 (the “Delaware Deferral Period”).  Customers who did not “opt out” of this deferral plan will be required to pay the deferred amounts in 17 equal monthly installments, regardless of actual usage, starting with monthly bills issued in January 2008 (the “Delaware Recovery Period”).  If a customer leaves the service territory at any point in time during the Delaware Deferral or Recovery Periods, the customer will receive a final bill for final usage charges plus the customer’s cumulative (remaining) deferral balance.  Any remaining deferral amount at the end of the Delaware Recovery Period that is not collected from participating customers (for any reason) will be added to the pool of recoverable costs and recovered from all Standard Offer Service customers over a twelve-month period.

Securities and Exchange Commission
January 30, 2008

Maryland Deferral Program

In April 2006, the Maryland Public Service Commission (“MPSC”) approved a settlement agreement among Pepco, DPL, the staff of the MPSC and the Office of People’s Counsel of Maryland, which provided for a rate mitigation plan for residential customers of Pepco and DPL in Maryland.  Under the plan, the full rate increase for each company's residential customers who affirmatively elected to participate in the program will be phased-in over a twelve-month period from June 1, 2006 through June 1, 2007 (the “Maryland Deferral Period”).  Customers participating in the rate deferral plan are required to pay the deferred amounts over an 18-month period which began June 1, 2007 (the “Maryland Recovery Period”).  During the Maryland Recovery Period, a deferred cost adjustment is added to each participating customer's bill to recoup the deferrals.  The amount recovered from each customer is dependent upon kilowatt-hour usage.  If a customer leaves the service territory at any point in time during the Maryland Deferral or Recovery Period, they will receive a final bill for their final usage charges plus their cumulative (remaining) deferral balance.  Any remaining deferral amount at the end of the Maryland Recovery Period will be recovered from participating customers over a twelve-month period.

As discussed above, the impact of the Maryland program is immaterial to prior and future financial statements.  The deferral program in Delaware resulted in recording a regulatory asset of $29.5 million and $37.2 million as of December 31, 2006 and 2007, respectively, and did not impact 2006 or 2007 operating margins or net income.  In addition, the Delaware program will not impact future operating margins or net income during the Delaware Recovery Period.

Accounting Treatment

With respect to the accounting treatment for the Delaware and Maryland deferral programs, we believe that the following accounting literature is relevant:

Securities and Exchange Commission
January 30, 2008

•	Statement of Financial Accounting Standards No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71),
•	Emerging Issues Task Force Issue No. 92-7, “Accounting by Rate-Regulated Utilities for the Effects of Certain Alternative Revenue Programs” (EITF 92-7),
•	Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises” (CON 5), and
•	Staff Accounting Bulletin Topic 13: Revenue Recognition (SAB Topic 13).

Broadly, SFAS No. 71 requires that qualifying enterprises with regulated operations capitalize incurred costs if regulation provides assurance that those incurred costs will be recovered in the future.  An incurred cost is defined in footnote 5 to SFAS No. 71 as “a cost arising from cash paid out or an obligation to pay for an acquired asset or service, a loss from any cause that has been sustained and has been or must be paid for.”  In the case of the deferral programs in Delaware and Maryland, the costs incurred represent purchased energy costs incurred during the deferral periods for each of the programs.  Our regulators authorized recovery of these costs, but required that a portion of the cost be billed in subsequent periods to provide our customers with time to adjust to higher bill levels.  Paragraph 9 of SFAS No. 71 indicates that an enterprise should capitalize all or part of an incurred cost if it is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes and, based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs.  We believe that it is appropriate under paragraph 9 of SFAS No. 71 to capitalize our purchased energy costs as these costs are clearly allowable costs for ratemaking purposes.

Paragraph 9 typically is applied in instances where the deferred costs are to be recovered in future rates through future revenues.  In contrast, these purchased energy costs were part of our overall incurred cost of service that formed the basis for our rates during the deferral periods.  Given  this difference, we have accrued the full amount of the revenues associated with the delivery of purchased  energy to the participating  SOS  customers in Delaware and Maryland and accrued the

Securities and Exchange Commission
January 30, 2008

full amount of the costs of the purchased energy related to those revenues, leaving a regulatory asset to be recovered from future billings.  The existing regulatory orders or statutory provisions in Maryland and Delaware allow us to defer these incurred costs for recovery in future billings.  The recognition and accrual of the full amount of the revenues, we believe, is supported by EITF 92-7 and CON 5, as described below.

EITF 92-7 provides a limited basis for recognizing revenue pursuant to certain types of alternate revenue programs provided that specific conditions are met. Although our facts are not directly included within the scope of EITF 92-7, we believe that our circumstances are generally consistent with the assumptions underlying EITF 92-7.  More specifically, the regulatory orders provide persuasive evidence that: the deferred amounts for future billings are objectively determinable and considered probable of realization, all events and circumstances necessary for billing of the deferred amounts will have occurred at the balance sheet date, billing for the deferred amounts is automatic, additional approval of the regulator is not required, and the regulators’ intentions are to provide the additional revenues as compensation for past activities or completed events, not to provide recovery of expected higher future costs.  Consistent with the operation of the alternative revenue programs directly addressed in EITF 92-7, as energy was provided to customers over the course of the deferral periods, the earnings process was completed and an asset was created.  The conditions allowing for future billing have occurred.  The actual billing process is automatic, and is separate and distinct from the earnings process.  The form of the billing mechanism approved in the regulatory orders should not affect the timing of revenue recognition.  To allow it to do so would put form over substance.  We have delivered energy to our customers and we have regulatory orders providing that our ratepayers are obligated to pay the additional amounts related to past purchases, as opposed to a higher price for future purchases.

CON 5 states that revenues should be recognized when they are realized or realizable and earned.  Paragraph 83b of CON 5 states that “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”  We believe that we have met the requirements for revenue recognition under CON 5 as well as the criteria set forth under SAB Topic 13.  SAB Topic 13, which  draws  heavily  on  the  guidance of paragraph  83b of  CON 5 in the absence of authoritative

Securities and Exchange Commission
January 30, 2008

literature addressing a specific arrangement, indicates that revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

All of these criteria have been met.

Summary of Journal Entries

The journal entries used by Pepco and DPL to record the regulatory asset and the anticipated entries to reverse the regulatory asset are as follows (example provided in US dollars):

During the Deferral Period

Assumptions:	Energy charges to customers in the period	-	100
	Energy costs from suppliers in the period	-	100
	Deferral	-	25
				Debit	Credit
Entries:
1.	Accounts Receivable			75
	Regulatory Asset			25
	Operating Expense			100
	Operating Revenue				100
	Accounts Payable				100

Securities and Exchange Commission
January 30, 2008

The method by which we arrived at the net journal entry reflected above is better illustrated by the following series of journal entries:

		Debit	Credit
1.	Operating Expense	100
	Accounts Payable		100

To recognize the actual incurred costs for energy purchased from suppliers.

		Debit	Credit
2.	Accounts Receivable	75
	Operating Revenue		75

To recognize the currently billable revenue associated with those incurred energy costs.

		Debit	Credit
3.	Regulatory Asset	25
	Operating Expense		25

To reflect the creation of a regulatory asset for incurred energy costs deferred under the deferral programs.

		Debit	Credit
4.	Operating Expense	25
	Operating Revenue		25

To reflect the recognition of revenues earned under the regulatory orders and to match the recognition of operating expenses.

Securities and Exchange Commission
January 30, 2008

During the Recovery Period

Assumptions:	Energy charges to customers in the period	-	100
	Energy costs from suppliers in the period	-	100
	Deferral recovery (turnaround)	-	25

				Debit	Credit
Entries:
1.	Operating Expense			100
	Accounts Payable				100

To recognize the actual incurred costs for energy purchased from suppliers.

		Debit	Credit
2.	Accounts Receivable	100
	Operating Revenue		100

To recognize the currently billable revenue associated with those incurred energy costs.

		Debit	Credit
3.	Accounts Receivable	25
	Regulatory Asset		25

To recognize the billing of deferred costs and the reversal of the regulatory asset.

Revised Disclosure

PHI confirms that in future filings it will revise the current disclosure regarding the phase-in credits to more clearly explain the credits.  The revised disclosure, which will be included in Note 2 to the PHI consolidated financial statements in the 2007 Form 10-K, will read as follows (with corresponding disclosure in Note 2 to the Pepco and DPL consolidated financial statements):

Securities and Exchange Commission
January 30, 2008

Phase-In Credits:  Represents phase-in credits for participating Maryland and Delaware Default Electricity Supply customers to mitigate the immediate impact of significant rate increases due to energy costs in 2006.  The deferral period for Delaware was May 1, 2006 to January 1, 2008, with recovery to occur over a 17- month period beginning January 2008.  The Delaware deferral will be recovered from participating customers on a straight-line basis. The deferral period for Maryland was June 1, 2006 to June 1, 2007, with recovery to occur over an 18-month period beginning June 2007.  The Maryland deferral will be recovered from participating customers at a rate per kilowatt-hour based on energy usage during the recovery period.

Company Acknowledgements

In connection with our response to this comment, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *       *        *

If you have any questions regarding this response, please do not hesitate to call me at (202) 872-2211 or Ronald K. Clark, Vice President and Controller, at (202) 872-2249.

Sincerely,

   /s/ PAUL H. BARRY

Paul H. Barry
Senior Vice President and
  Chief Financial Officer